UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Shinhan Financial Group ———————————————————————————————————
(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shinhan Financial Group Displays Acquisition Price for tender offer and Total Amount for LG Card Acquisition

On August 16, 2006, Korea Development Bank announced that Shinhan Financial
Group (“SFG”) has been selected as preferred bidder of LG Card based on proposed bid to acquire 78.6% at KRW 68,410 per share through a tender offer.
The total consideration will be approximately KRW 6.7 trillion. The final acquisition price is subject to change based on the results of the confirmatory due diligence. SFG will hold 85.7% in total of LG Card after the tender offer which includes existing ownership of 7.1% held by Shinhan Bank.
Once the terms and conditions of acquisition are finalized SFG will disclose accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group

Date: August 22, 2006	By:	/s/ Byung Jae Cho
	Name:	Byung Jae Cho
	Title:	Chief Financial Officer